

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2023

Christopher Ian Edwards
Chief Executive Officer
The Flexi Group Holdings Ltd
Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6
Changkat Semantan, Bukit Damansara
50490 Kuala Lumpur, Malaysia

> **Re: The Flexi Group Holdings Ltd**
> **Registration Statement on Form F-4**
> **Filed February 13, 2023**
> **File No. 333-269739**

Dear Christopher Ian Edwards:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed February 13, 2023

Prospectus Cover Page, page i

1. Please disclose the title and amount of securities being offered, as required by Item 501(b)(2) of Regulation S-K, as referenced in Item 1 of Form F-4.

2. Please provide the disclosure regarding the market for your securities, as required by Item 501(b)(4) of Regulation S-K and the cross-reference to the risk factors section, as required by Item 501(b)(5) of Regulation S-K.

3. Please provide prominent disclosure about the legal and operational risks associated with TGVC's sponsor being based in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in TGVC's operations and its ability to

consummate the business combination. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact TGVC's ability to conduct its business, consummate the business combination, or accept foreign investments. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Inside Front and Outside Back Prospectus Cover Pages, page v

4.   Please provide the dealer prospectus delivery obligation information as required by Item 502(b) of Regulation S-K, as referenced in Item 2 of Form F-4. Please also provide the information required by Item 2(1) and (2) of Form F-4.

Questions and Answers About the Proposed Business Combination
Q: What happens if a substantial number of the TGVC Public Stockholders...?, page 17

5.   Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Q: What equity stake will the TGVC Stockholders...?, page 23

6.   Please expand your tabular disclosure on page 24. Revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Summary of the Proxy Statement/Prospectus, page 25

7.   Disclose each permission or approval that TGVC's sponsor is required to obtain from Chinese authorities to operate TGVC's business and to consummate the business combination. State whether TGVC's sponsor is covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether all requisite permissions or approvals have been received and whether any permissions or approvals have been denied. Please also describe the consequences to TGVC and its investors if TGVC's sponsor: (i) does not receive or maintain such permissions or approvals, (ii) inadvertently concludes that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and TGVC's sponsor is required to obtain such permissions or approvals in the future.

8.   Please disclose the telephone numbers of the principal executive offices for the registrant and the company being acquired, as required by Item 3(a) of Form F-4.

9.   We note the disclosure on page 25 that "Flexi's asset-light growth strategy, whereby it partners with landlords and real estate owners on mutually advantageous joint venture structures rather than entering into traditional lease agreements, allows it to quickly add new venues with lower capital outlay and financial risk." However, we note the risk factor disclosure on page 46 states that "89% of Flexi's locations are operated pursuant to leases or hybrid agreements that include some features of a traditional lease." Please revise disclosure throughout the prospectus to clearly reflect the current structuring of the leases when discussing your asset-light growth strategy and the joint venture structures.

10. Please expand the table on page 33 showing the corporate structure to include the material subsidiaries.

TGVC's Reasons for the Business Combination, page 29

11. Please expand the "Other Alternatives" bullet point on page 31 to address whether TGVC's charter provision renouncing an interest in corporate opportunities offered to its officers or directors impacted TGVC's search for an acquisition target. Please revise similar disclosure on page 106.

Summary of Risk Factors, page 39

12. In your summary of risk factors, disclose the risks that TGVC's sponsor being based in Hong Kong and a material portion of Flexi's revenues being generated in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risks Factors
Risks Related to Flexi's Business and Industry, page 44

13. We refer to your risk factor disclosure on pages 44 and 45 regarding the adverse impacts of the COVID-19 pandemic on Flexi's business, including enforced temporary closures; reduction in membership prices/rates, new memberships, membership renewals,

and sales of ancillary products and services; increased costs; and temporary relief on membership rentals. Please revise to quantify the extent to which Flexi has been negatively affected in these areas where practicable and material. Also revise the business section and/or MD&A, as appropriate.

14.   We refer to your risk factor disclosure on page 45 regarding higher levels of membership agreement non-renewals due to the COVID-19 pandemic. Please revise to quantify this increase in membership agreement terminations. Provide context by quantifying the relative amount of Flexi's members, or revenue attributable to such members, that may cancel memberships in one calendar month. Also revise the business section and/or MD&A, as appropriate.

Risks Related to TGVC and the Business Combination, page 51

15.   Given the Chinese government's significant oversight and discretion over the conduct of TGVC's business, please revise to highlight separately the risk that the Chinese government may intervene or influence TGVC's operations at any time, which could result in a material change in TGVC's operations and its ability to consummate the business combination and/or the value of the securities you are registering for sale. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also expand the risk factor disclosures on page 50 regarding the risks to Flexi from operating in Hong Kong.

16.   In light of TGVC's sponsor being based in Hong Kong, Flexi's Hong Kong operations, and recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts each of TGVC, Flexi, and your offering; and to what extent you believe that each of TGVC, Flexi, and you are compliant with the regulations or policies that have been issued by the CAC to date.

17.   Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

18.   Please revise the first risk factor on page 60 regarding dilution to balance the expected ownership amounts following the business combination to reflect maximum redemption by public shareholders and exercise of warrants.

Risks Related to Investment in a BVI Company and PubCo's Status as a Foreign Private Issuer, page 65

19.   Please revise to highlight the risk that because you are a foreign private issuer and exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, investors could have less protection than if you were a domestic issuer. Please make clear whether you intend to follow home country corporate governance practices.

Risks Related to the Redemption, page 68

20.   Please revise the risk factor on page 68 relating to the excise tax to describe the risks of the excise tax applying to redemptions in connection with liquidations that are not implemented to fall within the meaning of "complete liquidation" in Section 331 of the Internal Revenue Code. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Unaudited Pro Forma Condensed Combined Financial Information, page 74

21.   We note your reference to the historical audited financial statements of Common Ground and your disclosure that they are included elsewhere in the filing; however, we are unable to locate them within the filing. Please revise accordingly.

22.   Please tell us what consideration you gave to presenting pro forma financial statements for the acquisition of Common Ground under Article 11 of Regulation S-X, including how you considered the materiality of the acquisition to the company in determining the correct presentation. Tell us how you determined it was appropriate to combine the financial statements of Hive Worldwide and Common Ground for the year ended December 31, 2021 in considering the requirements of Article 11.

23.   You disclose that, in part, the pro forma financial statements are derived from the June 30, 2022 financial statements of TGVC which you state are included elsewhere in the filing. We are unable to locate those financial statements within the filing. Please revise accordingly.

The Business Combination Proposal; Terms of the Business Combination
The Initial Merger, page 90

24.   Please provide clear disclosure as to how the Flexi Exchange Ratio is calculated and the extent to which such ratio is expected to deviate from the December 5, 2022 calculation.

Background of the Business Combination, page 101

25.   Please expand your background discussion to provide more detailed disclosure regarding negotiations in connection with the valuation of Flexi, including to explain why valuation

estimates changed over time. For example, explain the reasons for the valuation differences between the initial draft letter of intent submitted by TGVC on August 5, 2022 and the letter of intent executed by TGVC and Flexi on August 23, 2022. Additionally, please elaborate on the "discussions regarding the valuation of Flexi due to challenging developments in general market conditions" that began on or about October 30, 2022 and the reasons the parties ultimately agreed to revise down the valuation on or about November 15, 2022.

26. Please disclose how TGVC was made aware of Flexi and identify the individuals who initiated communications between the two parties.

The TGVC Board's Reasons for Approval of the Business Combination, page 105

27. We refer to page 106 under the bullet point "Other Alternatives," where you state that the TGVC board believes the Business Combination represents the best potential business combination for TGVC and TGVC stockholders "based upon the process utilized to evaluate and assess other potential acquisition targets, and that such process has not presented a better alternative." Please elaborate on the process utilized to evaluate and assess other potential acquisition targets.

Opinion of Marshall & Stevens, page 107

28. Please revise to disclose all Flexi financial projections used by Marshall & Stevens. Refer to Item 4(b) of Form F-4 and Item 1015 of Regulation M-A. To the extent the information on pages 110 and 111 represent the only projections used, please disclose the prior financial results upon which such growth estimates were applied.

29. To the extent you disclose the assumptions underlying Flexi's financial projections, please make certain such disclosure facilitates investor understanding. In this regard, we note the following non-exclusive examples from pages 110-111 in which your disclosure appears to be unclear or incomplete:
   • You do not define/explain the attributes of Flexi's different lease structures here or elsewhere; for example, in the business section.
   • You appear to quantify/describe business plan assumptions for only a portion of Flexi's brands and/or outlets.
   • You use abbreviations to refer to brands and/or outlets without defining what such abbreviations represent.
   Refer to Item 10(b) of Regulation S-K.

30. Please revise to reconcile your disclosure regarding Flexi's projected EBITDA margin with Flexi's business plan assumptions. In this regard, we note your disclosure on page 112 that Flexi's expenses as a percentage of revenue are expected to decrease and Flexi expects to achieve cost efficiencies. However, the business plan assumptions on page 111 suggest that expense growth will remain constant over time.

31.   We note that the downside case discounted cash flow analysis estimated business enterprise value of approximately $84,700,000, which is less than 80% of the funds in the trust and is considerably less than the enterprise value the fairness advisor assigned to Flexi as disclosed on page 104. Please discuss the considerations the advisor gave to this range and provide clear risk factor disclosure regarding the risks to the company and shareholders.

Guideline Public Company Analysis, page 113

32.   Please identify any companies included by TGVC and Flexi in the initial guideline companies sample that were excluded by Marshall & Stevens from their guideline public company analysis, and explain why such companies were excluded.

33.   Please revise your disclosure on page 115. It is unclear why the revenue value multiples were selected between the 75th percentile and the maximum and why the EBITDA value multiples were selected between the median and the 75th percentile. It is also unclear why the projected value indications utilizing the enterprise value as a multiple of revenue were weighted 20% and 30% for the years ending December 31, 2023 and December 31, 2024, respectively. Additionally, please revise the table at the bottom of page 115. It is unclear what the table is intended to demonstrate and how the values in the table were derived, and the table appears to include labeling and mathematical errors.

Interests of the Initial Holders in the Business Combination, page 116

34.   Please disclose the ability of the Sponsor to designate two directors to the Board. We also note the disclosure on page 29 that the Sponsor is expected to decline to designate any initial members of the Board. Please update as needed.

Potential Purchases of TGVC Public Shares, page 117

35.   We refer to your disclosure on pages 56 and 117 stating that the sponsor or TGVC's or Flexi's respective directors, officers, advisors or affiliates may purchase shares of TGVC class A common stock publicly or privately, and that the purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the business combination—which suggests that another purpose of such purchases would be to vote the shares in favor of the business combination. Please revise your disclosure to explain how such purchases and votes, as well as provisions in ancillary agreements such as Exhibit 10.2, would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretations 166.01 for guidance.

Information About TGVC, page 120

36.   We note the disclosure on page 121 that "Marcum LLP, our independent registered public accounting firm, and ThinkEquity, the underwriter of the IPO, did not execute agreements with us waiving such claims to the monies held in the Trust Account." Please quantify the

aggregate amount due to parties that did not waive their right to seek repayment from funds in the trust account, here and in your related risk factor on page 57.

Business of Flexi and Certain Information About Flexi, page 131

37. Please revise throughout the business section, as appropriate, to more fully describe the business of Flexi. More specifically, please:
   - Define/explain Flexi's enterprise, management, and hybrid lease structures, including their material financial terms; and provide a breakdown of Flexi's current lease structure mix by venue/location or other relevant metric.
   - Include a breakdown of total revenues by category of activity and geographic market for each of the periods for which financial statements are presented.
   - Describe the material terms of each of Flexi's membership options, including commitment length and early termination provisions.
   - Describe/quantify other metrics or performance indicators material to an understanding of Flexi's business for each of the periods for which financial statements are presented. For example, number of venues/locations; occupancy rate; number of workspaces/desks; number of registered or active members; yield per member; and/or rate of churn/retention.

   Refer to Item 14 of Form F-4 and Item 4 of Form 20-F.

38. Please revise throughout the business section to balance your disclosure and reflect material risks relevant to Flexi's business. For example:
   - On page 133 where you discuss Flexi's asset-light model, please balance these statements with disclosure that the asset-light model may allow landlord partners to terminate Flexi's agreements more easily than they could under a traditional landlord-tenant relationship, as described in your risk factors on page 46.
   - On page 134 where you state that approximately half of Flexi's 45 locations were operating under asset-light deal arrangements as of January 31, 2023, please add that approximately 89% of Flexi's locations are operated pursuant to leases or hybrid agreements that include some features of a traditional lease, as described in your risk factors on page 46.
   - On page 134 where you discuss profitability and resilience, please add that under a variable rental structure rent can vary from $0 to market rate based on landlord and market rental expectations, as described in your risk factors on page 46.
   - On page 134 where you discuss scalability, please add that Flexi must continually add new members both to replace departing members and to expand its current member base, as described in your risk factors on page 45.

39. Please revise to disclose the basis for any statements made regarding Flexi's competitive position. For example, the statements on page 133 that Flexi has "one of the largest networks of flexible workspaces in the Asia-Pacific region" and "pioneered the asset-light model among flexible workspace providers in the Asia-Pacific region." Please also disclose the basis for the statements on page 133 that Flexi's Ambition Engine is "highly specialized" and "allows Flexi to operate locations at higher efficiencies, enhance

members' experiences and maximize yield through ecommerce-related revenue streams."
Finally, please disclose the basis for the statements on pages 133 and 135 regarding
Flexi's "track record of performance" and "track record of successfully executing on
transformative acquisitions," respectively.

Human Capital, page 138

40.   Please revise to itemize Flexi's employees by geography.

Flexi's Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 147

41.   To the extent material, please revise to include other statistical data that Flexi's
management believes will enhance a reader's understanding of Flexi's financial condition,
cash flows and other changes in financial condition, and results of operations. This may
include metrics or performance indicators such as number of venues/locations; occupancy
rate; number of workspaces/desks; number of registered or active members; yield per
member; and/or rate of churn/retention. Refer to Item 14 of Form F-4 and Item 5 of Form
20-F.

Liquidity and Capital Resources, page 154

42.   Please revise to discuss the extent to which Flexi expects to satisfy its liquidity needs with
the proceeds of a bridge loan. In this regard, we note Section 8.9 of the business
combination agreement. Additionally, please revise to analyze material cash requirements
both in the short-term and separately in the long-term from known contractual and other
obligations, including borrowings, lease agreements, and non-cancellable service
agreements. Also discuss your liquidity needs if the maximum number of TGVC
shareholders elect to redeem their shares for cash from the trust.

Management of PubCo Following the Business Combination
Foreign Private Issuer Exemption, page 156

43.   Please revise to identify the home country corporate governance practices that you intend
to follow.

Beneficial Ownership of Securities, page 158

44.   Please provide the information in this section as of the most recent practicable date.
Currently the information is as of December 31, 2022.

Material Tax Considerations, page 164

45.   Please remove the word "certain" from the statement at the beginning of this section that
"the following is a discussion of certain U.S. federal income tax consequences...." For
guidance see Staff Legal Bulletin No. 19.III.C.1.

46.   We note the disclosure in the summary on page 19 and elsewhere in the prospectus that "assuming the Business Combination qualifies as a transaction under either section of the Code, U.S. holders (as defined below) should generally not recognize gain or loss for U.S. federal income tax purposes with respect to the shares that they own as a result of the Business Combination. Should the Business Combination not satisfy the requirements of a "reorganization," qualifying only as a transaction described in Section 351(a) of the Code, the exchange of TGVC Warrants for PubCo Warrants would be taxable." Please reconcile such statements as they are inconsistent with each other.

47.   We note the disclosure beginning on page 170 regarding the material US federal income tax consequences of the business combination where you state "neither PubCo, TGVC, nor any other party to the Business Combination Agreement makes any representations or provides any assurances regarding the qualification of the Business Combination as a Reorganization" and that no legal opinion has been obtained regarding the business combination as a Reorganization. The tax opinion should address and express a conclusion for each material tax consequence. If counsel is unable to opine on a material tax consequence, the opinion should state this fact clearly, provide the reason for counsel's inability to opine on a material tax consequence and discuss the possible alternatives and risks to investors of that tax consequence. For guidance, see Staff Legal Bulletin No. 19.III.C.1. In addition, please significantly revise throughout the prospectus to remove any language that implies the transaction should or intends to qualify as a reorganization and provide more robust disclosure of the resultant risks.

48.   Please revise this section to attribute the statement that "the Business Combination should qualify as a transaction described in Section 351(a) of the Code" to named counsel. In light of this opinion, please revise to make it clear that this opinion is subject to a degree of uncertainty, explain why counsel cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please revise disclosure elsewhere in the prospectus to clearly discuss the risks of uncertain tax treatment to investors. Lastly, please revise the opinion of counsel to also address the material tax consequences relating to Section 367(a) of the Tax Code.

Stock Market and Dividend Information
Dividend Policy, page 194

49.   If true, please revise to make clear that PubCo will rely on transfers/distributions from its subsidiaries and operating entities for its cash requirements, including distribution of dividends to PubCo shareholders. Please also highlight any restrictions and limitations on foreign exchange and the ability of you, your subsidiaries, and your operating entities to transfer cash and/or distribute earnings between entities, across borders, and to U.S. investors.

Annex C: Opinion of Marshall & Stevens Transaction Advisory Services LLC, page C-1

50.   Please revise the opinion to remove the disclaimers on page C-2 ("We have not been asked to render any opinion with respect to the fairness of the Purchase Price to any other person or entity besides the Board, and we specifically express no such opinion.") and C-4 that other than the board of TGVC in connection with its consideration of the business combination, the opinion may not be relied upon by any other person or entity or for any other purpose.

Index to Financial Statements, page F-1

51.   Please explain to us how the financial statements of Flexi Group Holdings Ltd. comply with Item 8.A.4 of Form 20-F or file a representation as an exhibit that confirms that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States. Refer to paragraph 2 of the Instructions to Item 8.A.4 of Form 20-F.

The Flexi Group Ltd Unaudited Financial Statements
Notes to Condensed Interim Consolidated Financial Statements
Note 13. Business Combinations, page F-23

52.   Please expand your disclosure regarding your business combinations pursuant to paragraphs 59, 61, B64 through B66 and B67 of IFRS 3, including but not limited to disclosing the form of the consideration paid in each acquisition. To the extent shares were issued, disclose the number of shares issued, the value ascribed to them at the time of issuance and how the value of the shares was determined.

Exhibits

53.   Please file as an exhibit the financial advisory agreement TGVC entered into with ThinkEquity, LLC.

General

54.   Please revise the registration statement to cover the PubCo ordinary shares constituting the earnout shares, or advise.

55.   Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. Similarly, identify the sponsor, a Hong Kong company, and address the ability of shareholders to enforce their legal rights under United States securities law against the sponsor. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in each of the British Virgin Islands and Hong Kong,

lack of reciprocity and treaties, and cost and time constraints. In addition, please revise the risk factors section to clearly disclose those officers and directors who are located outside of the United States and the risks of enforcing civil liability against these officers and directors.

56.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

57.   We refer to the details of The Flexi Group Limited's subsidiaries on page F-40. Please tell us what "administrative services" The Hive International Limited provides to "group companies." Additionally, please specify the name and location of each of the companies to which The Hive International Limited provides such services. We may have additional comments after reviewing your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christopher Haunschild